UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ): 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. (Bradesco or Company) hereby informs its shareholders and the market in general that its Board of Directors, at a meeting held on this date, approved the Board of Executive Officers’ proposal for the extraordinary payment of interest on equity, for the third quarter of 2016, in the total amount of R$3,317,000,000.00, being R$0.571123466 per common share and R$0.628235813 per preferred share, to the Company’s shareholders, as per the terms of the Material Fact published on September 20, 2016.

Shareholders of record on this date will benefit from the payment and shares will be traded “ex-right” on extraordinary interest on shareholders’ equity as of October 3, 2016.

Payment will take place on March 8, 2017 in the net amount of R$0.485454946 per common share and R$0.534000441 per preferred share, following deduction of Withholding Income Tax of fifteen percent (15%),  except Corporate shareholders exempt from said tax, who will receive the full declared amount. Mentioned payment will take place as follows:

•           shareholders whose shares are deposited with the Company and whose registration and bank details are up to date, will have the checking accounts in the financial institutions indicated by them credited. Those whose details are not up to date should go to the Bradesco branch of their choice, bearing their individual taxpayer’s ID (CPF), identity document (RG) and proof of residence, in order to update their registration details and receive the amounts to which they are entitled; and

•           shareholders whose shares are deposited with BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (BM&FBOVESPA), will receive their payment through the institutions and/or brokers who maintain their positions in custody.

The extraordinary interest on shareholders’ equity approved, net of Withholding Income Tax, represents approximately 33 times the amount of interest on shareholders’ equity paid monthly and will be imputed to the calculation of the mandatory annual dividends envisaged in the Bylaws.

The resolution taken herein does not change the payment schedule of monthly and additional interest on shareholders’ equity, established in the Annual Calendar of Corporate Events, which is available on the websites of Bradesco, the CVM and the BM&FBOVESPA.

The Company may, based on the result for fiscal year 2016, distribute further interest on shareholders’ equity and/or dividends to its shareholders.

Cidade de Deus, Osasco, SP, September 30, 2016

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 30, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.